Letterhead of Otto & Rees Offices
                      2749 East Parleys Way
                            Suite 300
                    Salt Lake City, Utah 84109
                          (801) 467-0099



February 12, 2002

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-0402

       Re:  New Politics.com, Inc.
            Form SB-2 filed on May 29, 2001
            File No. 333-61790

Dear Mr. Owings:

New Politics.com, Inc. (the "Company") received its first comment letter from your office regarding the above identified registration statement on June 29, 2001. At this time the Company withdraws the registration statement.

It is the intention of the Company to file a registration statement on Form 10-SB as soon as the Company's independent auditors have completed their audit of the Company for the year ended December 31, 2001.

This letter is countersigned by Kevin C. Baer, Secretary/Treasurer of the Company, who is authorized to take this action.

Thank you for your cooperation in this matter.

                                         Sincerely yours,

                                         OTTO & REES

                                         /s/ David M. Rees
                                         David M. Rees, Attorney

                                         NEW POLITICS.COM, INC.

                                         By /s/ Kevin C. Baer
                                         Kevin C. Baer, (Secretary/Treasurer)



cc: Tangela Richter (via facsimile 202-942-9648)